VisionWave Holdings, Inc.

300 Delaware Ave., Suite 210 # 301

Wilmington, DE 19801

May 1, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby
Kathleen Collins

Re:	VisionWave Holdings, Inc.
Acceleration Request for Registration Statement on Form S-4
File No. 333-284472

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, VisionWave Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-284472), as amended, be accelerated so that it may become effective at 4:00 p.m. Eastern Time on May 5, 2025, or as soon as practicable thereafter.

The Registrant respectfully requests that the Staff notify Mr. Fleming, counsel to the Registrant, at 516-902-6567 or smf@flemingpllc.com, upon declaring the Registration Statement effective or if there are any issues concerning this acceleration request.

Thank you for your attention to this matter.

Sincerely,

VisionWave Holdings, Inc.

By: /s/Douglas Davis
Name: Douglas Davis
Title: CEO

cc:	Stephen Fleming, Esq.
Fleming PLLC

Robert Yaspan, Esq.